UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER
0-14714
CUSIP NUMBER
046224

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________

PART I -- REGISTRANT INFORMATION
Astec Industries, Inc. Full Name of Registrant
Former Name if Applicable
1725 Shepherd Road Address of Principal Executive Office (Street and Number)
Chattanooga, Tennessee 37421 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Although Astec Industries, Inc. (the "Company") has been working diligently to complete all of the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2004, the Form 10-K could not be completed on or before the March 16, 2005 deadline without unreasonable effort or expense because management experienced delays in completing its evaluation and report on the Company's internal control over financial reporting. As a consequence, the Company's independent registered public accounting firm has been unable to complete its procedures related to the subject Form 10-K, including its attestation on management's assessment on internal control over financial reporting. The Company believes that the subject Form 10-K will be available for filing within the extension period provided by Rule 12b-25(b).

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Albert E. Guth (Name)	423 (Area Code)	899-5898 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s). ☒ Yes ☐ No

_____________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________Astec Industries, Inc._______________________
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005	By: /s/ Albert E. Guth
Albert E. Guth
Secretary and Group Vice President - Administration